

PZENA INVESTMENT MANAGEMENT, INC.

PZENA INVESTMENT MANAGEMENT, INC.
REPORTS RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2016

- **2016 revenue was $29.1 million for the fourth quarter and $108.3 million for the full year.**

- **2016 GAAP operating income was $13.7 million for the fourth quarter and $47.2 million for the full year.**

- **2016 GAAP diluted earnings per share was $0.27 for the fourth quarter and $0.58 for the full year.**

- **Declared a year-end dividend of $0.28 per share - in line with annual targeted cash dividend ratio of 70% to 80% of non-GAAP diluted net earnings per share.**

NEW YORK, NEW YORK, February 7, 2017 - Pzena Investment Management, Inc. (NYSE: PZN) reported the following U.S. Generally Accepted Accounting Principles (GAAP) and non-GAAP basic and diluted net income and earnings per share for the three and twelve months ended December 31, 2016 and 2015 (in thousands, except per-share amounts):

	GAAP Basis For the Three Months Ended December 31,		Non-GAAP Basis For the Three Months Ended December 31,	
	2016	2015	2016	2015
	(unaudited)			
Basic Net Income	$ 10,986	$ 2,213	$ 3,034	$ 2,082
Basic Earnings Per Share	$ 0.67	$ 0.14	$ 0.18	$ 0.14
Diluted Net Income	$ 18,434	$ 8,415	$ 10,482	$ 8,284
Diluted Earnings Per Share	$ 0.27	$ 0.12	$ 0.15	$ 0.12

	GAAP Basis For the Twelve Months Ended December 31,		Non-GAAP Basis For the Twelve Months Ended December 31,	
	2016	2015	2016	2015
	(unaudited)			
Basic Net Income	$ 16,179	$ 7,679	$ 7,958	$ 7,438
Basic Earnings Per Share	$ 1.01	$ 0.55	$ 0.50	$ 0.53
Diluted Net Income	$ 39,600	$ 33,809	$ 31,379	$ 34,495
Diluted Earnings Per Share	$ 0.58	$ 0.50	$ 0.46	$ 0.51

The GAAP results for the three and twelve months ended December 31, 2016 and 2015 include items related to the Company's deferred tax asset, valuation allowance and the associated liability to its selling and converting shareholders. GAAP results for 2015 also include items related to certain non-recurring charges recognized in operating expenses associated with our former corporate headquarters. Management believes that these accounting items add a measure of non-operational complexity which obscures the underlying performance of the business. In evaluating the results of operations, management also reviews non-GAAP measures of earnings, which are adjusted to exclude these items. As adjusted, non-GAAP diluted net income and non-GAAP diluted earnings per share were $10.5 million and $0.15, respectively, for the three months ended December 31, 2016, and $8.3 million and $0.12, respectively, for the three months ended December 31, 2015. Non-GAAP diluted net income and non-GAAP diluted earnings per share were $31.4 million and $0.46, respectively, for the twelve months ended December 31, 2016, and $34.5 million and $0.51, respectively, for the twelve months ended December 31, 2015. GAAP and non-GAAP net income for diluted earnings per share generally assume all operating company membership units are converted into Company stock at the beginning of the reporting period, and the resulting change to Company GAAP and non-GAAP net income associated with its increased interest in the operating company is taxed at the Company's effective tax rate, exclusive of the adjustments noted above and other adjustments. When this conversion results in an increase in earnings per share or a decrease in loss per share, diluted net income and diluted earnings per share are assumed to be equal to basic net income and basic earnings per share for the reporting period.

Management uses the non-GAAP measures to assess the strength of the underlying operations of the business. It believes the non-GAAP measures provide information to better analyze the Company's operations between periods and over time. Investors should consider the non-GAAP measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

<u>Assets Under Management</u>
<u>(unaudited)</u>

($ billions)

	For the Three Months Ended			For the Twelve Months Ended	
	December 31, 2016	September 30, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Institutional Accounts					
Assets					
Beginning of Period	$ 15.9	$ 14.3	$ 14.9	$ 14.9	$ 15.6
Inflows	*0.5*	*1.1*	*0.3*	*2.5*	*3.2*
Outflows	*(0.7)*	*(0.9)*	*(0.9)*	*(2.7)*	*(3.0)*
Net Flows	(0.2)	0.2	(0.6)	(0.2)	0.2
Market Appreciation/ (Depreciation)	1.2	1.4	0.6	2.2	(0.9)
End of Period	$ 16.9	$ 15.9	$ 14.9	$ 16.9	$ 14.9
Retail Accounts					
Assets					
Beginning of Period Assets	$ 11.5	$ 11.1	$ 10.6	$ 11.1	$ 12.1
Inflows	*1.0*	*0.1*	*0.3*	*2.1*	*1.2*
Outflows	*(0.7)*	*(0.7)*	*(0.4)*	*(2.4)*	*(1.7)*
Net Flows	0.3	(0.6)	(0.1)	(0.3)	(0.5)
Market Appreciation/ (Depreciation)	1.3	1.0	0.6	2.3	(0.5)
End of Period	$ 13.1	$ 11.5	$ 11.1	$ 13.1	$ 11.1
Total					
Assets					
Beginning of Period	$ 27.4	$ 25.4	$ 25.5	$ 26.0	$ 27.7
Inflows	1.5	1.2	0.6	4.6	4.4
Outflows	*(1.4)*	*(1.6)*	*(1.3)*	*(5.1)*	*(4.7)*
Net Flows	0.1	(0.4)	(0.7)	(0.5)	(0.3)
Market Appreciation/ (Depreciation)	2.5	2.4	1.2	4.5	(1.4)
End of Period	$ 30.0	$ 27.4	$ 26.0	$ 30.0	$ 26.0

Financial Discussion

Revenue (unaudited)

($ thousands)

	For the Three Months Ended					
	December 31, 2016		September 30, 2016		December 31, 2015	
Institutional Accounts	$	21,470	$	20,513	$	20,270
Retail Accounts		7,603		6,477		7,402
Total	$	29,073	$	26,990	$	27,672

	For the Twelve Months Ended			
	December 31, 2016		December 31, 2015	
Institutional Accounts	$	80,149	$	85,964
Retail Accounts		28,187		30,643
Total	$	108,336	$	116,607

Revenue was $29.1 million for the fourth quarter of 2016, an increase of 7.7% from $27.0 million for the third quarter of 2016 and 5.1% from $27.7 million for the fourth quarter of 2015.

Included in these amounts for the fourth quarter of 2016 and 2015, were performance fees recognized of $0.1 million and $0.6 million, respectively. No performance fees were recognized during the third quarter of 2016. In general, performance fees are calculated on an annualized basis over the contract's measurement period, which, for the majority of our performance fee arrangements, extends to three years.

Average assets under management for the fourth quarter of 2016 were $28.5 billion, an increase of 6.3% from $26.8 billion for the third quarter of 2016, and an increase of 8.0% from $26.4 billion for the fourth quarter of 2015. The increase from the third quarter of 2016 primarily reflects market appreciation over the period. The increase from the fourth quarter of 2015 reflects $4.5 billion in market appreciation primarily occurring in the second half of 2016, partially offset by net outflows.

The weighted average fee rate was 0.408% for the fourth quarter of 2016, compared to 0.403% for the third quarter of 2016 and 0.420% for the fourth quarter of 2015.

The weighted average fee rate for institutional accounts was 0.529% for the fourth quarter of 2016, compared to 0.533% for the third quarter of 2016 and 0.532% for the fourth quarter of 2015.

The weighted average fee rate for retail accounts was 0.248% for the fourth quarter of 2016, increasing from 0.227% for the third quarter of 2016, and decreasing from 0.266% for the fourth quarter of 2015. The increase from last quarter primarily reflects inflows in certain non-U.S. strategies that generally carry higher fee rates. The decrease from the fourth quarter of 2015 reflects a decrease in performance fees, partially offset by a shift in mix towards strategies that generally carry higher fee rates. In addition, certain accounts related to one retail client relationship have fulcrum fee arrangements. These fee arrangements require a reduction in the base fee, or allow for a performance fee if the relevant investment strategy underperforms or outperforms, respectively, the agreed-upon benchmark over the contract's measurement period, which extends to three years. A reduction in base fees related to these fee arrangements contributed to the decrease in the weighted average fee rate for retail accounts from the fourth quarter of 2015. Conversely, the increase in weighted average fee rates from last quarter reflects improved relative performance and an increase in the level of base fee recognized, although does not reflect the full base fees of accounts with fulcrum fee arrangements. To the extent the three-year performance records of these accounts fluctuate relative to their relevant benchmarks, the amount of base fees recognized may vary.

Total operating expenses on a GAAP basis were $15.4 million for the fourth quarter of 2016, increasing from $15.0 million for the third quarter of 2016 and from $14.7 million for the fourth quarter of 2015. The changes in operating expenses on a GAAP basis from the third quarter of 2016 and fourth quarter of 2015 primarily reflect increases in compensation and benefits expense, partially offset by a decrease in general and administrative expense. The increase in compensation from the third quarter of 2016 reflects increased headcount, as well as an increase in obligations under the Company's deferred compensation plan driven by an increase in the performance of the strategies in which employees elect to invest deferred compensation. The increase from the fourth quarter of 2015 reflects an increase in compensation and headcount. Details of operating expenses and a reconciliation of GAAP to non-GAAP operating expenses are shown below:

Operating Expenses (unaudited)

($ thousands)

	For the Three Months Ended					
	December 31, 2016		September 30, 2016		December 31, 2015	
Compensation and Benefits Expense	$	12,366	$	11,767	$	11,008
General and Administrative Expense		2,998		3,271		3,678
Operating Expenses	$	15,364	$	15,038	$	14,686

	For the Twelve Months Ended			
	December 31, 2016		December 31, 2015	
Compensation and Benefits Expense	$	48,330	$	46,523
General and Administrative Expense		12,788		14,667
GAAP Operating Expenses		61,118		61,190
One-Time Adjustments		—		(1,834)
Non-GAAP Operating Expenses	$	61,118	$	59,356

As of December 31, 2016, employee headcount was 100, up from 92 at September 30, 2016 and from 88 at December 31, 2015.

The operating margin was 47.2% on a GAAP basis for the fourth quarter of 2016, compared to 44.3% for the third quarter of 2016, and 46.9% for the fourth quarter of 2015.

Other (expense)/ income was an expense of approximately $48.1 million for the fourth quarter of 2016, income of $0.4 million for the third quarter of 2016, and income of $1.9 million for the fourth quarter of 2015. Other (expense)/ income includes the gains/ (losses) and other investment income recognized by the Company on its direct investments, the majority of which are held to satisfy obligations under its deferred compensation plan, as well as those recognized by external investors on their investments in investment partnerships that the Company consolidates. A portion of gains/ (losses) and other investment income associated with the investments of outside interests are offset in net income attributable to non-controlling interests. For the fourth quarter of 2016, other (expense)/ income also includes an expense of $50.1 million reflecting an increase in the Company's liability to its selling and converting shareholders resulting from the release of the valuation allowance recorded against the deferred tax assets described in income tax (benefit)/ expense below. Changes in the liability to selling and converting shareholders associated with changes in the realizability of the deferred tax asset generated an expense of $1.2 million and income of $1.2 million in the third quarter of 2016 and the fourth quarter of 2015, respectively. Details of other (expense)/ income, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Other Income/ (Expense) (unaudited)

($ thousands)

	For the Three Months Ended		
	December 31, 2016	September 30, 2016	December 31, 2015
Net Interest and Dividend Income	$ 47	$ 87	$ 107
Gains/ (Losses) and Other Investment Income	1,888	1,533	579
Change in Liability to Selling and Converting Shareholders[1]	(50,064)	(1,200)	1,191
Other Income/ (Expense)	22	20	(22)
GAAP Other (Expense)/ Income	(48,107)	440	1,855
Change in Liability to Selling and Converting Shareholders[1]	50,064	1,200	(1,191)
Outside Interests of Investment Partnerships[2]	(271)	(209)	(57)
Non-GAAP Other Income, Net of Outside Interests	$ 1,686	$ 1,431	$ 607

	For the Twelve Months Ended	
	December 31, 2016	December 31, 2015
Net Interest and Dividend Income	$ 345	$ 722
Gains/ (Losses) and Other Investment Income	3,019	(3,344)
Change in Liability to Selling and Converting Shareholders[1]	(51,442)	(423)
Other Income/ (Expense)	36	(255)
GAAP Other Expense	(48,042)	(3,300)
Change in Liability to Selling and Converting Shareholders[1]	51,442	423
Outside Interests of Investment Partnerships[2]	(407)	2,238
Non-GAAP Other Income/ (Expense), Net of Outside Interests	$ 2,993	$ (639)

1 Reflects the change in the liability to the Company's selling and converting shareholders associated with

the deferred tax asset generated by the Company's initial public offering and subsequent unit conversions.

2 Represents the non-controlling interest allocation of the (income)/ loss of the Company's consolidated

investment partnerships to its external investors.

The Company recognized an income tax benefit of $57.4 million for the fourth quarter of 2016, and expenses of $0.5 million and $2.7 million for the third quarter of 2016 and fourth quarter of 2015, respectively. Income taxes for the fourth quarter of 2016 included $60.0 million in income tax benefit associated with the release of the valuation allowance recorded against the Company's deferred tax asset related to the basis step ups created by operating company unit exchanges. The release of the valuation allowance resulted from increased levels of assets under management and the associated future taxable income used to analyze the realizability of the deferred tax asset. As of December 31, 2016, the Company concluded it is more-likely-than-not that it will generate sufficient taxable income in the future to realize its deferred tax asset. Income taxes for the third quarter of 2016 and the fourth quarter of 2015 included $1.4 million in income tax benefit and $1.1 million in income tax expense, respectively, associated with changes in the valuation allowance recorded against the Company's deferred tax asset.

Fourth quarter 2016 income tax (benefit)/ expense also reflects a $0.7 million benefit associated with the reversal of uncertain tax position liabilities and interest related to unincorporated and other business tax expenses. Details of the income tax (benefit)/ expense, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Income Tax (Benefit)/ Expense (unaudited)

($ thousands)

	For the Three Months Ended					
	December 31, 2016		September 30, 2016		December 31, 2015	
Non-GAAP Corporate Income Tax Expense	$	750	$	1,124	$	1,098
Non-GAAP Unincorporated and Other Business Tax Expenses		(147)		758		554
Non-GAAP Income Tax Expense		603		1,882		1,652
Change in Valuation Allowance[1]		(59,960)		(1,411)		1,060
Net Adjustment to Deferred Tax Asset[2]		1,944		—		—
GAAP Income Tax (Benefit)/ Expense	$	(57,413)	$	471	$	2,712

	For the Twelve Months Ended			
	December 31, 2016		December 31, 2015	
Non-GAAP Corporate Income Tax Expense	$	3,600	$	3,865
Non-GAAP Unincorporated and Other Business Tax Expenses		1,588		2,272
Non-GAAP Income Tax Expense		5,188		6,137
Change in Valuation Allowance[1]		(61,607)		(847)
Less: Effects of One-Time Adjustments[3]		—		(176)
Net Adjustment to Deferred Tax Asset[2]		1,944		—
GAAP Income Tax (Benefit)/ Expense	$	(54,475)	$	5,114

1 Reflects the change in the valuation allowance assessed against the deferred tax asset established
   as part of the Company's initial public offering and subsequent unit conversions.

2 Reflects the net impact of the changes in the Company's deferred tax asset and valuation allowance
   assessed against the deferred tax asset associated with the changes in expected future tax benefits.

3 Reflects the tax effect of non-recurring lease expenses on Corporate Income Tax Expense and Unincorporated and Other
   Business Tax Expenses for 2015 of $133 thousand and $43 thousand, respectively, which are excluded from
   from Non-GAAP results.

Details of the net income attributable to non-controlling interests of the Company's operating company and consolidated subsidiaries, as well as a reconciliation of the related GAAP and non-GAAP measures, are shown below:

Non-Controlling Interests (unaudited)

($ thousands)

	For the Three Months Ended		
	December 31, 2016	September 30, 2016	December 31, 2015
Operating Company Allocation	$ 11,758	$ 9,547	$ 9,859
Outside Interests of Investment Partnerships[1]	271	209	57
GAAP Net Income Attributable to Non-Controlling Interests	$ 12,029	$ 9,756	$ 9,916

	For the Twelve Months Ended	
	December 31, 2016	December 31, 2015
Operating Company Allocation	$ 37,065	$ 41,562
Add Back: Effects of One-Time Adjustments[2]	—	1,475
Non-GAAP Operating Company Allocation	37,065	43,037
Outside Interests of Investment Partnerships[1]	407	(2,238)
Less: Effects of One-Time Adjustments[2]	—	(1,475)
GAAP Net Income Attributable to Non-Controlling Interests	$ 37,472	$ 39,324

1 Represents the non-controlling interest allocation of the income/ (loss) of the Company's consolidated
   investment partnerships to its external investors.

2 Reflects the effects of non-recurring lease expenses on non-controlling interests.

On January 31, 2017, the Company's Board of Directors approved a year-end dividend of $0.28 per share of its Class A common stock. The following dates apply to the dividend:

Record Date: February 17, 2017

Payment Date: March 3, 2017

During the last twelve months, inclusive of the dividend noted above, the Company declared total dividends of $0.37 per share of its Class A common stock.

Fourth Quarter and Full Year 2016 Earnings Call Information

Pzena Investment Management, Inc. (NYSE: PZN) will hold a conference call to discuss the Company's financial results and outlook at 10:00 a.m. ET, Wednesday, February 8, 2017. The call will be open to the public.

Webcast Instructions: To gain access to the webcast, which will be "listen-only," go to the Events page in the Investor Relations area of the Company's website, www.pzena.com.

Teleconference Instructions: To gain access to the conference call via telephone, U.S. callers should dial 888-317-6016; Canada callers should dial 855-669-9657; international callers should dial 412-317-6016. Please reference the Pzena Investment Management call.

Replay: The conference call will be available for replay through February 22, 2017, on the web using the information given above.

About Pzena Investment Management

Pzena Investment Management, LLC, the firm's operating company, is a value-oriented investment management firm. Founded in 1995, Pzena Investment Management has built a diverse, global client base. More firm and stock information is posted at www.pzena.com.

Forward-Looking Statements

This press release may contain, in addition to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements provide the Company's current views, expectations, or forecasts of future events and performance, and include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "ongoing," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

Among the factors that could cause actual results to differ from those expressed or implied by a forward-looking statement are those described in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K, as filed with the SEC on March 14, 2016 and in the Company's Quarterly Reports on Form 10-Q as filed with the SEC. In light of these risks, uncertainties, assumptions, and factors, actual results could differ materially from those expressed or implied in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this release.

The Company is not under any obligation and does not intend to make publicly available any update or other revisions to any forward-looking statements to reflect circumstances existing after the date of this release or to reflect the occurrence of future events even if experience or future events make it clear that any expected results expressed or implied by those forward-looking statements will not be realized.

Contact: Gary Bachman, 212-583-0225 or bachman@pzena.com.

PZENA INVESTMENT MANAGEMENT, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands)

		As of		
		December 31, 2016		**December 31, 2015**
		(unaudited)		
ASSETS				
Cash and Cash Equivalents	$	43,522	$	35,417
Restricted Cash		3,636		3,552
Due from Broker		842		297
Advisory Fees Receivable		26,326		22,248
Investments		22,310		27,452
Prepaid Expenses and Other Assets		2,079		2,445
Deferred Tax Asset, Net of Valuation Allowance				
of $0 and $53,968, respectively		73,441		14,995
Property and Equipment, Net of Accumulated				
Depreciation of $2,260 and $1,202, respectively		6,965		7,903
TOTAL ASSETS	$	179,121	$	114,309
LIABILITIES AND EQUITY				
Liabilities:				
Accounts Payable and Accrued Expenses	$	24,648	$	7,885
Due to Broker		17		30
Securities Sold Short, at Fair Value		2,622		2,231
Liability to Selling and Converting Shareholders		65,485		15,075
Deferred Compensation Liability		4,157		2,896
Other Liabilities		858		730
TOTAL LIABILITIES		97,787		28,847
Equity:				
Total Pzena Investment Management, Inc.'s Equity		28,493		18,422
Non-Controlling Interests		52,841		67,040
TOTAL EQUITY		81,334		85,462
TOTAL LIABILITIES AND EQUITY	$	179,121	$	114,309

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per-share amounts)

	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,	
	2016	**2015**	**2016**	**2015**
REVENUE	$ 29,073	$ 27,672	$ 108,336	$ 116,607
EXPENSES				
Compensation and Benefits Expense	12,366	11,008	48,330	46,523
General and Administrative Expense	2,998	3,678	12,788	14,667
TOTAL OPERATING EXPENSES	15,364	14,686	61,118	61,190
Operating Income	13,709	12,986	47,218	55,417
Other (Expense)/ Income	(48,107)	1,855	(48,042)	(3,300)
Income Before Taxes	(34,398)	14,841	(824)	52,117
Income Tax (Benefit)/ Expense	(57,413)	2,712	(54,475)	5,114
Consolidated Net Income	23,015	12,129	53,651	47,003
Less: Net Income Attributable to Non-Controlling Interests	12,029	9,916	37,472	39,324
Net Income Attributable to Pzena Investment Management, Inc.	$ 10,986	$ 2,213	$ 16,179	$ 7,679
Earnings per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 10,986	$ 2,213	$ 16,179	$ 7,679
Basic Earnings per Share	$ 0.67	$ 0.14	$ 1.01	$ 0.55
Basic Weighted Average Shares Outstanding	16,426,205	15,268,795	15,962,902	14,014,219
Net Income for Diluted Earnings per Share	$ 18,434	$ 8,415	$ 39,600	$ 33,809
Diluted Earnings per Share	$ 0.27	$ 0.12	$ 0.58	$ 0.50
Diluted Weighted Average Shares Outstanding	69,087,027	68,070,880	68,849,172	68,126,786

PZENA INVESTMENT MANAGEMENT, INC.

UNAUDITED NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per-share amounts)

	Non-GAAP Basis For the Three Months Ended December 31,		Non-GAAP Basis For the Twelve Months Ended December 31,	
	2016	2015	2016	2015
REVENUE	$ 29,073	$ 27,672	$ 108,336	$ 116,607
EXPENSES				
Compensation and Benefits Expense	12,366	11,008	48,330	46,523
General and Administrative Expense	2,998	3,678	12,788	12,833
TOTAL OPERATING EXPENSES	15,364	14,686	61,118	59,356
Operating Income	13,709	12,986	47,218	57,251
Other Income/ (Expense), Net of Outside Interests	1,686	607	2,993	(639)
Income Before Taxes and Operating Company Allocation	15,395	13,593	50,211	56,612
Unincorporated and Other Business Tax (Benefit)/ Expenses	(147)	554	1,588	2,272
Allocable Income	15,542	13,039	48,623	54,340
Operating Company Allocation	11,758	9,859	37,065	43,037
Income Before Corporate Income Taxes	3,784	3,180	11,558	11,303
Corporate Income Tax Expense	750	1,098	3,600	3,865
Non-GAAP Net Income	$ 3,034	$ 2,082	$ 7,958	$ 7,438
Effect of One-Time Adjustments	—	—	—	(183)
Tax Receivable Agreement Income, Net of Taxes	7,952	131	8,221	424
GAAP Net Income	$ 10,986	$ 2,213	$ 16,179	$ 7,679
Earnings Per Share - Basic and Diluted Attributable to Pzena Investment Management, Inc. Common Stockholders:				
Net Income for Basic Earnings per Share	$ 3,034	$ 2,082	$ 7,958	$ 7,438
Basic Earnings per Share	$ 0.18	$ 0.14	$ 0.50	$ 0.53
Basic Weighted Average Shares Outstanding	16,426,205	15,268,795	15,962,902	14,014,219
Net Income for Diluted Earnings per Share	$ 10,482	$ 8,284	$ 31,379	$ 34,495
Diluted Earnings per Share	$ 0.15	$ 0.12	$ 0.46	$ 0.51
Diluted Weighted Average Shares Outstanding	69,087,027	68,070,880	68,849,172	68,126,786